NO ACT

PE
12-21-12



13000159



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-05-2013

Re: Abbott Laboratories
Incoming letter dated December 21, 2012

Dear Mr. Berry:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Abbott by the AFSCME Employees Pension Plan; The Sustainability Group; the Benedictine Sisters of Virginia; the Benedictine Sisters of Boerne, Texas; the Domestic and Foreign Missionary Society of the Protestant Episcopal Church; the Congregation of Divine Providence; and the Convent Academy of the Incarnate Word. We also have received a letter on behalf of the proponents dated January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Keenan
American Federation of State, County and Municipal Employees, AFL-CIO
jkeenan@afscme.org

February 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 21, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Abbott's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 16, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan and co-filers; request by Abbott Laboratories for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), together with co-filers the Sustainability Group, the Benedictine Sisters of Virginia, the Benedictine Sisters of Boerne, Texas, the Domestic and Foreign Missionary Society of the Protestant Episcopal Church, the Congregation of Divine Providence and the Convent Academy of the Incarnate Word (together, the "Proponents") submitted to Abbott Laboratories ("Abbott") a shareholder proposal (the "Proposal") asking Abbott to provide an annual report disclosing its policies and procedures relating to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated December 21, 2012 (the "No-Action Request"), Abbott stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders. Abbott claims that it may exclude the Proposal pursuant to Rule 14a-8(i)(10), as substantially implemented.

Abbott's current request regarding omission of this Proposal is substantially similar to a request Abbott made in 2012 to omit a virtually identical proposal (the "2012 Proposal") submitted by the Plan and co-filers, and the Staff of the Division should decline to allow exclusion of the Proposal for the same reasons that the Staff declined to concur in 2012. As was the case in 2012, Abbott has not made sufficient changes in its disclosures since last year's determination to support a conclusion that Abbott has substantially implemented the Proposal.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

In its current request, Abbott points only to two minor changes it has made in its lobbying disclosures since its request to exclude the 2012 Proposal on substantial implementation grounds was denied. Abbott states that it has added a new section to the disclosures published on its "Corporate Political Participation" webpage (a new "Government Affairs" section), setting forth very general public policy engagement principles and providing links to its Federal quarterly lobbying reports, and that it has added ballot measure committees to the disclosures included in its semi-annual reports of corporate political contributions, which are also posted on the webpage. These changes fall far short of implementing the Proposal.

Of the five shortcomings identified in the Plan's response to Abbott's 2012 request to omit the 2012 Proposal, Abbott has rectified only one, the new "Government Affairs" section setting out general principles of public policy engagement.[i] Abbott has taken no action to remedy the other four deficiencies identified in 2012, and Abbott has failed to implement significant elements of the Proposal.

Abbott continues to provide scattered disclosures, spread out among its web site, its Federal reports, and its reports to the states that require lobbying disclosure, which appear only "at the appropriate state agency, either in the state capitol or on the state's public web site." (No-Action Request, at 3) The Proposal seeks to obtain comprehensive disclosure of lobbying activities and expenditures provided in a single report posted on the company's website. Requiring shareholders to visit state capitols to view and copy state lobbying disclosure reports, or to search state public web sites, does not achieve this objective.

Further, the Proposal requests that Abbott make disclosure regarding all state lobbying activities, regardless of whether such disclosure is legally required. As it did last year, Abbott makes disclosure about state lobbying only where mandated by state statute or regulation. (See No-Action Request, at 3 (Abbott reports in states where it has a registered lobbying "consistent with state law")) Given the significant gaps in state regulation, this is a key element of the Proposal. Thus, Abbott's failure to provide such disclosure undermines its claim to substantial implementation.

The Proposal also asks Abbott to disclose all payments to trade associations used for lobbying, whatever the amount. As it did last year, Abbott only identifies trade associations that receive dues payments of $100,000 or more, which it contends is the "relevant threshold for material payments." (No-Action Request, at 4) Abbott's arguments regarding the appropriate threshold for disclosure are more appropriately made in its statement in opposition to the Proposal; its belief about the proper threshold does not change the fact that its threshold is inconsistent with the Proposal. The Proposal asks for information about the amounts Abbott contributes that are used for lobbying purposes by trade associations; simply identifying trade association memberships does not allow shareholders to understand and assess the extent of Abbott's indirect lobbying expenditures.

Finally, the Proposal seeks disclosure of Abbott's membership in, and payments to, tax-exempt organizations that draft and endorse model legislation. Abbott does not disclose any information about such groups and does not mention that element of the Proposal in its No-Action Request.

To summarize, the two minor changes Abbott has made in its lobbying disclosures since its request to exclude the 2012 Proposal on substantial implementation grounds was denied are not sufficient to support a conclusion that Abbott has now substantially implemented the Proposal. Four of five gaps identified in the Plan's 2012 response remain unaddressed, including entire elements of the Proposal such as disclosure of all state lobbying activities and disclosure regarding tax-exempt organizations that draft and endorse model legislation. Accordingly, the Proponents respectfully ask that Abbott's request for a determination allowing omission on substantial implementation grounds be denied.

* * * *

The Proponents appreciate the opportunity to be of assistance in this matter. If you have any questions or need further information, please do not hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: John A. Berry
Divisional Vice President, Associate General Counsel and Assistant Secretary
Abbott Laboratories

Thomas Francione
The Sustainability Group

Sr. Henry Marie Zimmerman
The Benedictine Sisters of Virginia

Sr. Susan Mika
The Benedictine Sisters of Boerne, Texas

Harry Van Buren
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church

Sr. Patricia Regan
The Congregation of Divine Providence

Sr. Barbara Netek
The Convent Academy of the Incarnate Word

---

[i] The ballot measure disclosures on which Abbott relies as proof of implementation (No-Action Request, at 3) were not among the deficiencies discussed in the Plan's 2012 response.

From: Richman, Laura D. <LRichman@mayerbrown.com>
Sent: Friday, December 21, 2012 2:55 PM
To: shareholderproposals
Cc: jkeenan@afscme.org
Subject: Abbott Laboratories Shareholder Proposal Regarding Lobbying [MB-AME.FID647178]
Attachments: No-Action Letter - Lobbying (FINAL VERSION).pdf

On behalf of Abbott Laboratories, I have enclosed a no-action request in connection with a shareholder proposal as further described therein.

Laura D. Richman, Esq.
Mayer Brown LLP
T +1 312 701 7304
lrichman@mayerbrown.com
F +1 312 706 8194
71 South Wacker Drive
Chicago, Illinois 60606

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 21, 2012

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by the AFSCME Employees Pension Plan

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the AFSCME Employees Pension Plan and six co-proponents[1] (collectively, the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2013.

A notice on behalf of the Proponent was submitted on November 1, 2012, containing the following proposed resolution for consideration at our 2013 annual shareholders' meeting:

> "Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and
>
> Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.
>
> Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

[1] The co-proponents are the Sustainability Group, the Benedictine Sisters of Virginia, the Benedictine Sisters of Texas, the Episcopal Church, the Congregation of Divine Providence and the Convent Academy of the Incarnate Word.

Abbott
A Promise for Life



2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's web site."

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the recitals and supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2013 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2013 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

On December 22, 2011, Abbott submitted a no-action request to the Staff with respect to a proposal that was substantially similar to the Proposal. In *Abbott Laboratories* (avail. Feb. 8, 2012), the Staff did not permit Abbott to exclude such proposal as substantially implemented under Rule 14a-8(i)(10). Abbott has during the past year, however, increased its public lobbying disclosures in response to the previously received proposal. We have enclosed as *Exhibit C* a copy of the Corporate Political Participation page on Abbott's web site, with these changes highlighted in yellow for convenience.



With the implementation of such changes, Abbott's public lobbying disclosures compare favorably to the guidelines of the Proposal and capture its essential objective of achieving a heightened level of "transparency and accountability in the use of staff time and corporate funds" with respect to lobbying activities. We therefore believe that the Staff should concur that Abbott has substantially implemented the Proposal, permitting Abbott to exclude the Proposal from its 2013 proxy statement in accordance with Rule 14a-8(i)(10).

Policies and Procedures. Abbott continues to maintain a dedicated page on its public web site at www.abbott.com, titled Corporate Political Participation[2], that provides disclosure of its lobbying policies, practices and procedures. Abbott recently enhanced its Corporate Political Participation page with the addition of a new Government Affairs section, which discusses Abbott's public engagement principles. This section describes in detail Abbott's policies and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

Payment Information. In the Corporate Political Contributions Report section of Abbott's web site, Abbott posts semi-annual reports of corporate contributions to political candidates, political parties, political committees and organizations under 26 U.S.C. Sec. 527 of the Internal Revenue Code. Within the last year, Abbott also added ballot measure committees to the disclosures included in its reports. These reports list the name of the candidates and the organizations receiving the contributions as well as the amount of the contribution. Abbott discloses in this section that it has not made direct independent expenditures on behalf of candidates running for public office and does not have plans to make such independent expenditures. However, if such expenditures are made, they would be included in Abbott's semi-annual report.

The new Government Affairs section describes and contains links to Abbott's Federal quarterly lobbying reports, which are publicly available in the lobbying disclosure web sites of both the House and Senate. Through such links, the web site is updated when new reports are filed. Payments for direct federal lobbying by consultants or third parties are also calculated and included as part of our Federal quarterly lobbying reports. In those states in which Abbott has a registered lobbyist, reports are filed consistent with state law. Those reports are publicly available at the appropriate state agency, either in the state capitol or on the state's public web site.

In addition to reporting direct political contributions, Abbott and its registered lobbyists report indirect contributions (such as payments for events honoring covered elected officials, or entities named for covered legislative officials, or an organization controlled by covered officials, etc.) as part of their Form LD-203 filings, and payments made by Abbott for outside lobbying services are required to be disclosed by lobbyists on a Form LD-2. Both the Form LD-203 and Form LD-2 are available and searchable in the lobbying disclosure web sites of both the House and Senate.

The Corporate Political Contributions Report section expressly discloses that "Abbott does not currently make direct expenditures towards U.S. federal or state grassroots lobbying communications to the general public."

---

[2] Click on Investor Relations, then click on Investor Resources and select Corporate Political Participation. The direct url for this section of the Company's web site is http://www.abbott.com/global/url/content/en_US/70.20.35:35/general_content/General_Content_00170.htm.



Membership Information. In the Trade Association Memberships section, Abbott posts annually a list of the trade associations that engage in lobbying and other political activity to which Abbott pays dues of $100,000 or more per year, which Abbott views as a relevant threshold for material payments to trade organizations. That portion of dues paid to trade associations for lobbying activity is currently captured and reported as part of Abbott's Federal quarterly lobbying disclosure to Congress.

Decision Making Process and Oversight. The enhanced disclosure to the Corporate Political Participation page on Abbott's web site describes the decision making process and oversight by management and the Board for making payments of the type described in the Proposal. The web site states that Abbott has a Federal Government Affairs office in Washington, D.C. that is responsible for advocacy activities with the U.S. Congress and the federal government. The web site notes that advocacy at the U.S. state level is managed by Abbott's State Government Affairs function and that Abbott also hires outside firms that can provide expertise on its key policy issues. The web site also discloses Board oversight, stating that the Public Policy Committee of the Abbott Board of Directors reviews an annual report of Abbott's advocacy priorities and the Company's U.S. political contributions policy. The Public Policy Committee also reviews an annual report of trade association memberships, the amount of dues paid to such organizational and the amounts used for lobbying.

The Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991) (proposal requesting that the company adopt the "Valdez Principles" regarding environmental matters was substantially implemented by company policies and practices concerning environmental disclosure and compliance review), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See also *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); and *Merck & Co., Inc.* (avail. Mar. 14, 2012) (proposal requesting that the board issue an annual report to shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

Furthermore, under Staff precedent, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. For example, in *Exxon Mobil Corp.* (avail. Mar. 23, 2009), the Staff permitted the company to exclude a shareholder proposal requesting more detail about payments to specified organizations in the company's report on political contributions on the grounds that the company had substantially implemented the proposal. The proponent argued that the company's policy and report on political contributions dealt only minimally with payments to the specified organizations; however, the Staff concurred with the company that its disclosures were sufficient to demonstrate substantial implementation of the proposal even though the company did not disclose all payments to the particular organizations requested by the proposal. See also, *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its



domestic workforce were legal workers); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards). See also *Exelon Corporation* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); and *Intel Corp.* (avail. Mar. 11, 2003).

We note that in *The Home Depot, Inc.* (avail. March 25, 2011), the Staff rejected a substantially implemented argument in the political contribution context. However, in that instance the proposal sought not merely disclosure from the company about political contributions, but also a shareholder advisory vote about such contributions, which was not deemed substantially implemented by Home Depot's existing disclosures. In Abbott's situation, the Proposal is requesting only disclosure, namely a report on lobbying, that Abbott believes is substantially satisfied by the disclosures that Abbott already makes.

For the reasons described above, Abbott has substantially implemented the Proposal and may exclude the Proposal from its 2013 proxy materials under Rule 14a-8(i)(10).

[*Remainder of page intentionally left blank*]



II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2013 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at 202.429.1007.

Very truly yours,

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036-5687

Thomas E. Ellington, II
The Sustainability Group
230 Congress Street
Boston MA 02110

Harry Van Buren
Staff Consultant to the Episcopal Church's
Committee on Corporate Social Responsibility
4938 Kokopelli Drive, NE
Rio Rancho, NM 87144

jkeenan@afscme.org



Sr. Henry Marie Zimmermann, OSB
Assistant Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Sr. Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

Sr. Patricia Regan, CDP
Treasurer
Congregation of Divine Providence
515 S.W. 24th Street
San Antonio, TX 78207-4619

Sr. Barbara M. Netek, IWBS
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Exhibit A

Proposal

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.

Exhibit B

Additional Correspondence with Proponent


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 1, 2012

To: Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary, Abbott Laboratories



From: Lisa Lindsley, LLindsley@afscme.org, tel (202) 429-1275

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You

904157


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 1, 2012

VIA OVERNIGHT MAIL and FAX (847) 938-9492
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064
Attention: Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary

Dear Ms. Schumacher:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Abbott Laboratories (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 31,571 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 1, 2012

VIA OVERNIGHT MAIL and FAX (847) 938-9492
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064
Attention: Laura J. Schumacher, Executive Vice President, General Counsel and Corporate Secretary

Dear Ms. Schumacher:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

November 1, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for ABOTT LABS (cusip 002824100)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **31,571 shares** of **Abbott Laboratories** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Abbott Laboratories** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



November 2, 2012 Via Federal Express & Email

Mr. Charles Jurgonis
Plan Secretary
American Federation of State, County &
Municipal Employees (AFSCME) Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Dear Mr. Jurgonis:

This letter acknowledges timely receipt of the shareholder proposal and proof of stock ownership. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry

906558v1

Abbott
A Promise for Life


the
SUSTAINABILITY
GROUP
Shape your world.

November 2, 2012

VIA OVERNIGHT MAIL

Ms. Laura J. Schumacher
General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

RECEIVED
NOV 0 6 2012
L.J. SCHUMACHER

Dear Ms. Schumacher:

The Sustainability Group is a part of Loring, Wolcott & Coolidge Trust, LLC and is founded on the principle that investors can have a positive impact on people and the planet, while also making a profit. We manage over $1 billion of assets in the Sustainability Group, a quarter of the $4 billion managed by Loring Wolcott & Coolidge. We currently hold over 70,000 shares of Abbott Laboratories.

Pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, we are filing the enclosed shareholder resolution, for inclusion in Abbott Laboratories' Proxy Statement for the 2013 annual meeting of shareholders. We will act as a co-filer with AFSCME Employees Pension Plan acting as the lead filer.

As defined in Rule 13d-3 of the Securities Exchange Act of 1934, Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 worth of Abbott Laboratories stock. We have been a shareholder of more than $2,000 in market value of Abbott Laboratories stock for more than one year and will continue to hold at least $2,000 worth of Abbott Laboratories stock through the annual meeting. We hold these shares in several investment management and trust accounts for our clients. On their Investment Counsel agreements, which serve as contracts between our clients and Loring, the clients designate Loring as custodian of their accounts, with "all of the customary powers and duties of a securities custodian." In addition, each client is provided a Form ADV Part III and Proxy Voting Policy, which clearly states that Loring has full voting discretion.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership, from a DTC participating financial institution, is forthcoming and will verify Loring's continuous beneficial ownership of Abbott Laboratories stock for the one year period up to and including November 6, 2012 along with verification that we continue to hold Abbott Laboratories stock. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Should you have any questions, kindly contact Charles Jurgonis, of AFSCME Employees Pension Plan, at (202) 429-1007. If you have any questions relating to our participation in this resolution, feel free to contact me using the information referenced below.

[illegible] Congress Street [illegible]
[illegible]



Sincerely,

Thomas E. Ellington, II

Thomas E. Ellington, II
SHAREHOLDER ADVOCACY & SRI RESEARCH

+1 617 622 2337 | tellington@lwcotrust.com

Enclosures

cc: Ms. Lisa Lindsley, AFSCME Employees Pension Plan
Ms. Amy L. Domini, Loring, Wolcott & Coolidge

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 9, 2012 Via Federal Express

Mr. Thomas E. Ellington, II
Shareholder Advocacy & SRI Research
Sustainability Group
230 Congress Street
Boston, MA 02110

Dear Mr. Ellington:

This letter acknowledges timely receipt of the shareholder proposal and proof of stock ownership. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,



Jessica H. Paik

cc: John A. Berry
Mr. Charles Jurgonis, AFSCME Employees Pension Plan
Ms. Lisa Lindsley, AFSCME Employees Pension Plan
Ms. Amy L. Domini, Loring, Wolcott & Coolidge


Bank of America
Merrill Lynch

November 7, 2012

Ms. Laura J. Schumacher
General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 30328

Re: Loring, Wolcott & Coolidge Ownership of Abbott Laboratories, Inc. (Cusip 002824100, Ticker ABT)

Dear Ms. Schumacher:

Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 in market value of Abbott Laboratories Inc. stock and held this amount continuously for at least one year prior to and including November 6, 2012. Loring continues to be the beneficial owner of at least $2,000 in market value of Abbott Laboratories Inc. stock as of today's date. This letter also serves to confirm that Bank of America Merrill Lynch is a participant in DTC.

If you need any other information, or have any questions, please feel free to call me directly at 617-434-7588.

Sincerely,



By: ______________________
Samanda Aguilar
Vice President



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 8, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms Schumacher:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on a Report on the Lobbying Disclosure. In brief, the proposal states: **Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation and description of the decision making process and oversight by management and the Board for making payments.**

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2000 shares of Abbott stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

RECEIVED
NOV 12 2012
L.J. SCHUMACHER

LOBBYING DISCLOSURE

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "*by far the most muscular business lobby group in Washington*" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.


Scott & Stringfellow
A BB&T Corporation Affiliate

Laura J Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

November 8, 2012

Dear Ms. Schumacher,

This letter will confirm that the Benedictine Sisters of Virginia currently owns shares of Abbott Laboratories valued over $2,000. They have held this stock for more than one year and will continue to hold this stock through the annual meeting date. The DTC Custodian is Clearview Correspondent Services, #0702.

Thank you and please feel free to contact me at 800-552-7757, ext. 3295 if you have any questions

Sincerely,

John J. Muldowney

Managing Director

Paik, Jessica

From: Paik, Jessica
Sent: Thursday, November 15, 2012 2:25 PM
To: jkeenan@afscme.org
Cc: Amy Klein (amy.klein@abbott.com)
Subject: Abbott Shareholder Proposal - Benedictine Sisters of Virginia
Attachments: Acknowledgment Letter - Benedictine Sisters of Virginia.PDF

Dear Mr. Keenan,

Please find attached for your records a letter acknowledging Abbott's receipt of the shareholder proposal submitted by the Benedictine Sisters of Virginia.

Kind regards,

Jessica Paik

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6C-1N
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. APGO-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 15, 2012

Via Email

jkeenan@afscme.org

Re: Shareholder Proposal Submitted by the Benedictine Sisters of Virginia

Dear Mr. Keenan:

This letter acknowledges timely receipt of the shareholder proposal submitted by Sister Henry Marie Zimmermann, OSB, of the Benedictine Sisters of Virginia, who has designated you her proxy and instructed that we direct all communications to your attention. We have also received proof of stock ownership from Scott & Stringfellow. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry
Sister Henry Marie Zimmermann, OSB, Benedictine Sisters of Virginia

931716v1

Abbott
A Promise for Life



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-341-4519 fax

November 13, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Fax: 847-937-3966

Dear Ms Schumacher:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on a Report on the Lobbying Disclosure. In brief, the proposal states: **Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation and description of the decision making process and oversight by management and the Board for making payments.**

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Abbott stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

LOBBYING DISCLOSURE

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $196 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.8 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.



FIDELITY
PRIVATE CLIENT
GROUP℠

November 13, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Laura J. Schumacher:

As of November 13, 2012, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Abbott Laboratories common stock (ABT.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Ben Pruett

Ben Pruett
Vice President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

RECEIVED
NOV 19 2012
L.J. SCHUMACHER

Anderson, Autumn

From: Paik, Jessica
Sent: Tuesday, November 20, 2012 4:23 PM
To: jkeenan@afscme.org
Cc: Klein, Amy B; Anderson, Autumn
Subject: Abbott Shareholder Proposal - Benedictine Sisters of Boerne, Texas
Attachments: Acknowledgment letter - Benedictine Sisters of Boerne, Texas.PDF

Mr. Keenan,

Please find attached a letter acknowledging Abbott's receipt of the shareholder proposal submitted by the Benedictine Sisters of Boerne, Texas.

Kind regards,

Jessica Paik

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6C-1N
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 20, 2012

Via Email

jkeenan@afscme.org

Re: Shareholder Proposal Submitted by the
Benedictine Sisters of Boerne, Texas

Dear Mr. Keenan:

This letter acknowledges timely receipt of the shareholder proposal and proof of ownership submitted by Sister Susan Mika, OSB, of the Benedictine Sisters of Boerne, Texas, who has designated you as her proxy and instructed that we direct all communications to your attention. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry, Abbott Laboratories
Sister Susan Mika

THE
Episcopal
CHURCH

VIA FEDERAL EXPRESS

November 14, 2012

Laura J. Schumacher
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott, IL 60064

Dear Ms. Schumacher:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("Episcopal Church") is the beneficial owner of 9,900 shares of Abbott Laboratories common stock (held for the Episcopal Church by The Bank of New York/BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to corporate lobbying activities, which we believe merit greater disclosure and transparency.

To this end, the Episcopal Church hereby co-files the attached shareholder proposal (with AFSCME) and supporting statement, which requests that the Board authorize the preparation of a report, updated annually, regarding the company's lobbying activities, for consideration at the company's 2013 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church will hold its shares through the 2013 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during dialogue an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can be contacted regarding the Episcopal Church's resolution filing at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144. John Keenan of AFSCME is authorized to act on the Episcopal Church's behalf with regard to this resolution.

Very truly yours,



Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue · New York, New York 10017



Lobbying Expenditures Disclosure
2013 – Abbott Laboratories

WHEREAS, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

WHEREAS, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

RESOLVED, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement: As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," Economist, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue • New York, New York 10017 • [illegible]



Anderson, Autumn

From: Paik, Jessica
Sent: Tuesday, November 20, 2012 2:31 PM
To: jkeenan@afscme.org
Cc: Klein, Amy B; Anderson, Autumn
Subject: Abbott Shareholder Proposal - The Episcopal Church
Attachments: Acknowledgment Letter - Episcopal Church.PDF

Dear Mr. Keenan,

Please find attached for your records a copy of the letter acknowledging Abbott's receipt of the shareholder proposal submitted by The Episcopal Church. The original letter is being sent via overnight Federal Express to Mr. Harry Van Buren, per the instructions contained in the proposal submission.

Kind regards,

Jessica Paik

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6C-1N
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com



Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-6550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 19, 2012 Via Federal Express

Mr. Harry Van Buren
Staff Consultant to the Episcopal Church's
Committee on Corporate Social Responsibility
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Dear Mr. Van Buren:

This letter acknowledges timely receipt of the shareholder proposal submitted by Margareth Crosnier de Bellaistre, Director of Investment Management and Banking for The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America, who has designated you as its proxy and instructed that we direct all communications to your attention. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America continuously owned at least $2,000 in Abbott shares for at least one year preceding and including November 14, 2012 (the date that this proposal was submitted). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,



Jessica H. Paik

cc: John A. Berry, Abbott Laboratories
John Keenan, AFSCME
Margareth Crosnier de Bellaistre, The Episcopal Church

Abbott
A Promise for Life


BNY MELLON
ASSET SERVICING

VIA E-MAIL: jessica.paik@abbott.com

November 29, 2012

Jessica H. Paik
Senior Counsel
Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
1000 Abbott Park Road
Abbott Park, IL 60064-6092

Dear Ms. Paik,

With respect to The Domestic and Foreign Missionary Society of the Protestant Church in the United States, we are pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the past twelve (12) months, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 9900 shares of Abbott Laboratories.
3. The Bank of New York Mellon certifies that as of November 14, 2012, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States held 9900 shares of Abbott Laboratories for a market value of $ 631,026.00.

If you have any questions regarding this information, please contact me at (412) 234-5338.

Sincerely,



Terri Volz
BNY Mellon Asset Servicing

Xc: Margareth Crosnier de Bellaistre
Mr. Harry Van Buren

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 8, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms Schumacher:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder *resolution* on a Report on the Lobbying Disclosure. In brief, the proposal states: **Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation and description of the decision making process and oversight by management and the Board for making payments.**

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Abbott stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Patricia Regan, CDP
Congregation of Divine Providence
Treasurer

RECEIVED
NOV 13 2012
L.J. SCHUMACHER

Generalate • P.O. Box 37345 • San Antonio, Texas 78237-0345 • Phone 210-695-8721 • Fax 210-695-6033

LOBBYING DISCLOSURE

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.

[illegible]

The Quantitative Group

[illegible]

Graystone Consulting[SM]

November 8, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

RE: Co-filing of shareholder resolution with AFSCME

Dear Ms. Schumacher,

As of November 8, 2012, The Congregation of Divine Providence held and has held continuously for at least one year, 64 shares of Abbott Laboratories common stock. These shares have been held with Morgan Stanley Smith Barney, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

W. Joseph Sammons, CIMA®
[illegible]

Ronald Kern, CIMA®
[illegible]

Myrteel M. Ward
[illegible]

Rollins S. Rubsamen, Jr.
[illegible]

Paik, Jessica

From: Paik, Jessica
Sent: Thursday, November 15, 2012 2:21 PM
To: jkeenan@afscme.org
Cc: Amy Klein (amy.klein@abbott.com)
Subject: Abbott Shareholder Proposal - Congregation of Divine Providence
Attachments: Acknowledgment Letter - Congregation of Divine Providence.PDF

Dear Mr. Keenan,

Please find attached for your records a letter acknowledging Abbott's receipt of the shareholder proposal submitted by the Congregation of Divine Providence.

Kind regards,

Jessica

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6C-1N
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 15, 2012

Via Email

jkeenan@afscme.org

Re: Shareholder Proposal Submitted by Congregation of Divine Providence

Dear Mr. Keenan:

This letter acknowledges timely receipt of the shareholder proposal submitted by Sr. Patricia Regan, Treasurer, of the Congregation of Divine Providence, who has designated you her proxy and instructed that we direct all communications to your attention. We have also received proof of stock ownership from Graystone Consulting. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry
Sr. Patricia Regan, Treasurer, Congregation of Divine Providence

930800v1


Abbott
A Promise for Life



CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone 512/882-5413
Fax 512/883-2185

November 09, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms. Schumacher:

I am writing you on behalf of Convent Academy of the Incarnate Word to co-file the stockholder resolution on a Report on the Lobbying Disclosure. In brief, the proposal states: **Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation and description of the decision making process and oversight by management and the Board for making payments.**

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 55 shares of Abbott stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

B Reyes

for Sister Barbara M. Netek, IWBS

Enclosure: Resolution

LOBBYING DISCLOSURE

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Abbott Laboratories ("Abbott") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Abbott is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Abbott does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Abbott's long-term interests.

Abbott spent approximately $9.5 million in 2010 and 2011 on direct federal lobbying activities, according to Senate disclosure reports. In 2011, Abbott also spent at least $1,027,355 in 18 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

We encourage our Board to require comprehensive disclosure related to direct, indirect, and grassroots lobbying.



UBS Financial Services Inc.
800 N. Shoreline, Suite 160
Corpus Christi, TX 78401

ubs.com/fs


Confirmation

November 9, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Rd
Abbott Park, Illinois 60064-6400

Fax: 847-938-9492, Attn: Jessica H Paik

Re: Co-Filing of shareholder resolution with AFSCME

Verification
The following client has requested UBS Financial Services Inc. to provide you with a letter to confirm their banking relationship with our firm.

As of the close of business on November 9, 2012, Convent Academy of the Incarnate Word SRI Account held and has held continuously for at least one year, 55 shares of Abbott Laboratories common stock. These shares have been held with UBS Financial Services, DTC 0221.

Disclosure
Please be aware this account is a securities account, not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation. The assets in the account, including cash balances, may also be subject to the risk of withdrawal and transfer The attached account statement may reflect the value of assets not held at UBS.

Questions
If you have any questions about this information, please contact Kim Sheets @ 886-4503

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC)

cc.
Convent Academy of the Incarnate Word
SRI Account
Attn: Bea Reyes
2930 South Alameda
Corpus Christi, TX 78404-2733

Paik, Jessica

From:	Paik, Jessica
Sent:	Thursday, November 15, 2012 2:16 PM
To:	jkeenan@afscme.org
Cc:	Amy Klein (amy.klein@abbott.com)
Subject:	Abbott Shareholder Proposal - Convent Academy of the Incarnate Word
Attachments:	Acknowledgment Letter - Convent Academy of the Incarnate Word.PDF

Dear Mr. Keenan,

Please find attached for your records a copy of the letter acknowledging Abbott's receipt of the shareholder proposal submitted by the Convent Academy of the Incarnate Word.

Kind regards,

Jessica

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6C-1N
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 15, 2012

Via Email

jkeenan@afscme.org

Re: Shareholder Proposal Submitted by Convent Academy of the Incarnate Word

Dear Mr. Keenan:

This letter acknowledges timely receipt of the shareholder proposal submitted by Sister Barbara M. Netek, IWBS, of the Convent Academy of the Incarnate Word, who has designated you as her proxy and instructed that we direct all communications to your attention. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that the Convent Academy of the Incarnate Word has continuously owned its shares for at least one year preceding and including November 9, 2012 (the date that the proposal was submitted). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry
Sister Barbara N. Netek, IWBS, Convent Academy of the Incarnate Word

931776v1


Abbott



UBS Financial Services Inc.
800 N. Shoreline Blvd, Suite 160
Corpus Christi, TX 78401

ubs.com/fs

Confirmation

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

November 20, 2012

Confirmation: Information regarding the account of Covent Academy of the Incarnate Word

The following client has requested UBS Financial Services Inc. to provide you with a letter to confirm their banking relationship with our firm.

As of the close of business on November 20, 2012, Covent Academy of the Incarnate Word held and has held continuously for at least one year, 55 shares of Abbott Labs common stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation. The assets in the account, including cash balances, may also be subject to the risks of withdrawal and transfer. The above-referenced account value may reflect assets not held at UBS.

Questions
If you have any questions about this information, please contact Kim Sheets at 361-886-4503.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

cc: Covent Academy of the Incarnate Word
Attn: Bea Reyes
2930 South Alameda
Corpus Christi, TX 78404

RECEIVED
NOV 26 2012
L.J. SCHUMACHER

Paik, Jessica

From:	Paik, Jessica
Sent:	Tuesday, November 27, 2012 10:47 AM
To:	jkeenan@afscme.org
Cc:	Amy Klein (amy.klein@abbott.com); Anderson, Autumn
Subject:	Abbott Shareholder Proposal - Convent Academy of the Incarnate Word
Attachments:	Deficiency Notice - Convent Academy of Incarnate Word.pdf

Dear Mr. Keenan,

Please find attached a notice of a deficiency in the proof of ownership provided by UBS Financial Services, Inc. in connection with the shareholder proposal submitted by The Convent Academy of the Incarnate Word.

Kind regards,

Jessica

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6C-1N
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com

November 27, 2012

Via Email

jkeenan@afscme.org

Re: Proof of Ownership for the Convent Academy of the Incarnate Word

Dear Mr. Keenan:

We are in receipt of a letter from UBS Financial Services, Inc. stating that, as of the close of business on November 20, 2012, The Convent Academy of the Incarnate Word has continuously held 55 shares of Abbott Laboratories common stock for at least one year. A copy of this letter is enclosed for your reference.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that a proponent submit verification of stock ownership for at least one year preceding and including the date on which the shareholder proposal was submitted. As indicated in our letter to you, dated November 15, 2012, The Convent Academy of the Incarnate Word submitted its proposal on November 9, 2012. We therefore await verification that The Convent Academy of the Incarnate Word continuously owned at least $2,000 worth of Abbott Laboratories common stock from November 9, 2011 through November 20, 2011.

Please provide such verification of stock ownership, postmarked or electronically transmitted no later than Thursday, November 29 (14 calendar days from the date we initially notified you of the verification of stock ownership requirement). You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,



Jessica H. Paik

cc: John A. Berry
Sister Barbara N. Netek, IWBS, Convent Academy of the Incarnate Word

Encl.

1047518v1


Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-6550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com

November 27, 2012

Via Email

Re: Proof of Ownership for the Convent Academy of the Incarnate Word

Dear Mr. Keenan:

We are in receipt of a letter from UBS Financial Services, Inc. stating that, as of the close of business on November 20, 2012, The Convent Academy of the Incarnate Word has continuously held 55 shares of Abbott Laboratories common stock for at least one year. A copy of this letter is enclosed for your reference.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that a proponent submit verification of stock ownership for at least one year preceding and including the date on which the shareholder proposal was submitted. As indicated in our letter to you, dated November 15, 2012, The Convent Academy of the Incarnate Word submitted its proposal on November 9, 2012. We therefore await verification that The Convent Academy of the Incarnate Word continuously owned at least $2,000 worth of Abbott Laboratories common stock from November 9, 2011 through November 20, 2011.

Please provide such verification of stock ownership, postmarked or electronically transmitted no later than Thursday, November 29 (14 calendar days from the date we initially notified you of the verification of stock ownership requirement). You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,



Jessica H. Paik

cc: John A. Berry
Sister Barbara N. Netek, IWBS, Convent Academy of the Incarnate Word

Encl.

1047518v1

Abbott
A Promise for Life

Exhibit C

Abbott's Web Site Disclosures

Corporate Political Participation

Government Affairs

Abbott is committed to participating in public policy discussions that have the potential to impact our patients, our employees and our ability to continue to produce new medical advances. On the federal and state levels, we engage with governments, think tanks, trade associations, patient groups and other organizations to find policy solutions to the complex issues that challenge our health care system. It is our responsibility to help legislators and regulators understand Abbott's viewpoints on major health care issues.

Abbott's public policy engagement is guided by the following principles:

- Abbott is committed to transparency and is guided by our Code of Business Conduct in all public policy engagement.
- Abbott pursues activities that shape policies to benefit patients, with a focus on improving patient access to new medical advances.

Our Federal Government Affairs office in Washington, D.C. is responsible for advocacy activities with the U.S. Congress and the federal government. Advocacy at the U.S. state level is managed by our State Government Affairs function. Abbott also hires outside firms that can provide expertise on our key policy issues. Abbott does not currently make direct expenditures towards U.S. federal or state grassroots lobbying communications to the general public.

In the United States, in compliance with the Lobbying Disclosure Act, Abbott files a quarterly report that includes: 1) total federal lobbying expenditures, 2) the name of the specific piece of legislation or subject that was the topic of communication, 3) disclosure of Abbott individuals who lobbied on behalf of Abbott, and 4) identification of the legislative body or executive branch that was contacted. This report incorporates expenses associated with lobbying the federal government, including our Federal Government Affairs office and the portion of trade association dues associated with federal lobbying. The report can be found on the U.S. Senate Office of Public Records web site or the U.S. House of Representatives Office of the Clerk web site.

The Board Public Policy Committee reviews an annual report of our advocacy priorities.

Corporate Political Contributions Report

Abbott participates in the political process by contributing to U.S. state and local candidates and political organizations. We support candidates and organizations that understand how government actions can affect patients' access to medical advances, and that will work to promote an environment that fosters continued medical progress. We have not made direct independent expenditures on behalf of candidates running for public office and do not have plans to make independent expenditures. If such expenditures are made, they will be included in our semi-annual report.

Contributions to office holders and candidates are bipartisan and based on several criteria: policy positions that reflect Abbott's interests; representation of geographic areas where Abbott employees and facilities are located; relevant legislative committee assignments; ability to be elected; and need for financial assistance. Abbott's Government Affairs function, under the direction of a corporate officer, reviews and approves all corporate political contributions to ensure these contributions are consistent with the company's guidelines and in accordance with applicable laws. The Public Policy Committee of the Abbott Board of Directors annually reviews the company's U.S. political contributions policy.

Below are links to reports of Abbott's corporate contributions to political candidates, political parties, political committees, ballot measure committees, and organizations operating under 26 USC Sec. 527 of the Internal Revenue Code.

- 2012 Corporate Political Contributions Report for January 1- June 30 (PDF)

Previous Reports (PDFs)

- 2011 Corporate Political Contributions Report
- 2010 Corporate Political Contributions Report
- 2009 Corporate Political Contributions Report
- 2008 Corporate Political Contributions Report
- 2007 Corporate Political Contributions Report
- 2006 Corporate Political Contributions Report
- 2005 Corporate Political Contributions Report

Trade Association Memberships

Abbott is a member of U.S. trade organizations that engage in lobbying and other political activity to champion and protect the interests of Abbott, our industry and most importantly, the patients we serve. Collaboration and cooperation with a wide array of people and organizations are critical to meet the needs of patients today. We strive to align with organizations whose overall advocacy platform demonstrates values that mirror our own. An organization's membership and robust governance process collectively drives the development of individual positions. We pride ourselves on taking an active role in our trade associations, expressing our opinions and making the case for the position we believe will produce the most appropriate policy outcomes. We work to have a strong voice at the table, even if ultimately we may not be able to control the outcome.

The Board Public Policy Committee reviews an annual report of these trade association memberships, the amount of dues and the amount used for lobbying.

Below is a list of these trade organizations to which Abbott pays dues of $100,000 or more per year.

Memberships in 2011 include:

- Advanced Medical Technology Association
- American Veterinary Medical Association
- Biotechnology Industry Organization
- Business Roundtable
- California Healthcare Institute
- Grocery Manufacturers Association
- Healthcare Leadership Council
- Kidney Care Partners
- National Association of Manufacturers
- Pharmaceutical Research and Manufacturers of America
- US Chamber of Commerce

- 2010 Trade Association Report (PDF)
- 2009 Trade Association Report (PDF)
- 2008 Trade Association Report (PDF)